FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January 2017

Commission File Number 0-22617

MINCO GOLD CORPORATION
(Registrant's name)

1055 West Georgia Street, Suite 2772
Vancouver, British Columbia, Canada,  V6E 3P3
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	Minco Gold News Release, Material Change Report and Filing of Statement

1.1	A copy of Minco Gold Corporation's News Release dated January 9, 2017
1.2	A copy of Minco Gold Corporation's Material Change Report dated January 11, 2017
1.3	A copy of Minco Gold Corporation's News Release dated January 11, 2017
1.4	A copy of Minco Gold Corporation's Material Change Report dated January 11, 2017

2.	Exhibits

2.1	Minco Gold Corporation's News Release dated January 9, 2017
2.2	Minco Gold Corporation's Material Change Report dated January 11, 2017
2.3	Minco Gold Corporation's News Release dated January 11, 2017
2.4	Minco Gold Corporation's Material Change Report dated January 11, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

Date: January 17, 2017	/s/ "Jennifer Trevitt"
Signature: Jennifer Trevitt
Title: Corporate Secretary and Director of Corporate Affairs